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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number: 1-14118

THE SECOND QUARTER 2004 FINANCIAL RESULTS

QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                             .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

  Press Release dated July 28, 2004; Financial Highlights

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  Consolidated Financial Statements

  Certifications pursuant to Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings

July 28, 2004                                                                                                                                   21/04

For immediate release                                                                                                                Page 1 of 6

Quebecor World Announces Second Quarter Results

Montréal, Canada - Quebecor World (NYSE, TSX: IQW) announces that for the second quarter 2004 the Company reported net income of $50 million or $0.31 per share, before impairment of assets, restructuring and other charges. This compares, on the same basis, to a net loss of $1 million or $0.07 per share in the second quarter of last year. On the same basis, operating income increased to $108 million compared to $39 million during the same period last year. Operating margin increased to 7% compared to 2.6% in the second quarter of 2003. Consolidated revenues for the quarter were $1.54 billion compared to $1.51 billion last year. Reported net income for the second quarter of 2004 was $15 million compared to a net loss of $62 million in 2003.

"These improved results are attributable to our stringent cost containment and cost reduction initiatives as well as our efforts to improve productivity and efficiency across our global platform," said Pierre Karl Péladeau, President and CEO, Quebecor World Inc. "It is important to note that these improved results are not limited to one or two areas of our business. Despite a challenging pricing environment, we recorded year over year improvements in operating margin in most of our business groups in all of our geographies."

For the first six months of 2004, net income was $89 million or $0.54 per share, before the impairment of assets, restructuring and other charges. This compares to $23 million or $0.04 per share for the first six months of 2003. Consolidated revenues for the first two quarters of 2004 were $3.09 billion compared to $3.05 billion during the same period last year. Reported net income for the six-month period of 2004 was $51 million from a net loss of $37 million for the same period last year.

In the quarter, the Company recorded impairment of assets, restructuring and other charges of $51.7 million. The cash portion of the new initiatives was $11.2 million which includes $10.2 million for North America, $0.5 million for Europe and $0.5 million for Latin America. The bulk of the charge is related to the Company's decision to close one of its magazine printing facilities in Effingham,

For immediate release                                                                                                                Page 2 of 6

Illinois and the downsizing of one of its book printing facilities in Kingsport, Tennessee. These measures are part of the Quebecor World's plan to reorganize its U.S. magazine and book platforms that will improve asset utilization and enhance customer service. The second quarter restructuring initiatives will affect 1,363 employee positions. However, it is estimated that 457 new jobs will be created at other facilities.

Quebecor World recorded specific charges of $7 million in the second quarter for various items including provisions for leases and depreciation of assets that reduced operating income. These charges were mainly in North America. This compares to specific charges of $49 million in the second quarter of 2003.

In the second quarter of 2004, selling, general and administrative expenses were $113 million compared to $141 million in the second quarter of 2003, a decrease of $28 million. Excluding specific charges of $3 million in 2004 and $15 million in 2003 and currency translation of $2 million, SG&A expenses were lower by $18 million or 14% in the second quarter compared to last year. The decrease is attributable to workforce reductions and lower travel and entertainment expenses. Financial expenses for the quarter were $32 million, a $10 million decrease compared to the same quarter in 2003. The decrease is due to the positive impact of the refinancing of a portion of the Company's long-term debt in the fourth quarter of 2003, lower interest rates and reduced foreign exchange losses compared to the second quarter of 2003.

North America

In North America, operating income increased to $96 million in the second quarter 2004, before impairment of assets, restructuring and other charges, compared to $43 million last year. On the same basis, operating margin increased to 8% from 3.6%. Revenues were down 1% at $1.19 billion compared to $1.20 billion in 2003. Magazine revenues in the quarter increased 6% compared to 2003. While pricing is still very competitive volumes were up 4%, in line with the year over year increase in U.S. advertising pages as measured by the Publishers Information Bureau. In the catalog group, volume for the quarter was flat and revenue decreased by 4%. In the retail group, revenues and volume increased primarily due to additional work from several large customers. In the book and directory group, revenues and volume were down but operating income and margin were higher than last year due to productivity gains and cost containment initiatives. In the commercial/direct group, revenues were down due to the difficult commercial market while pricing remained stable in the direct segment. In Canada, revenues decreased 3% but volume was up 3% due to growth in the retail and directory sectors.

For immediate release                                                                                                                Page 3 of 6

Europe

In Europe, revenues in the second quarter amounted to $310 million. A negative pricing environment continues to exist in almost all countries but volume increased in the quarter due to strong performances in the retail and catalog sectors. In France, operating income and margin for the quarter showed a marked improvement over the same period last year and was close to break-even. European operating income increased to $12.4 million before impairment of assets, restructuring and other charges, compared to $1.9 million last year.

Latin America

In Latin America, revenues were $44 million, essentially flat when compared to last year. Operating margin was 4.0% compared to a loss in the second quarter of 2003, before impairment of assets, restructuring and other charges. Pricing in the region is slightly lower than last year but volume for the quarter increased 4%.

Dividend

The Board of Directors declared a dividend of $0.13 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3845 per share on Series 3 Preferred Shares, CDN$0.421875 per share on Series 4 Preferred Shares and CDN$0.43125 per share on Series 5 Preferred Shares. The dividends are payable on September 1st, 2004 to shareholders of record at the close of business August 13, 2004.

Quebecor World Inc. also announced today that it has filed its quarterly report for the quarter ended June 30, 2004 with the Securities and Exchange Commission.

Management Discussion and Analysis

Please refer to the MD&A for the reconciliation to Canadian generally accepted accounting principles of certain figures used to explain these results. The MD&A can be found on the Company's website at: www.quebecorworld.com and through the SEDAR and SEC filings.

Financial statements are available on the Company's website and through the SEDAR and SEC filings.

Sedar web address: www.sedar.com

SEC web address: www.sec.gov

For immediate release                                                                                                                Page 4 of 6

Quebecor World To Webcast Investor Conference Call on July 28, 2004

Quebecor World Inc. will broadcast its Second Quarter conference call live over the Internet on July 28, 2004 at 4:00 PM (Eastern Time).

The conference call, which will last approximately one hour, will be webcast live and can be accessed on the Quebecor World web site:

http://www.quebecorworld.com/en/investors/webcasts/Q204

Prior to the call please ensure that you have the appropriate software. The Quebecor World web address listed above has instructions and a direct link to download the necessary software, free of charge.

Anyone unable to attend this conference call may listen to the replay tape by phoning (416) 695-5275 or (866) 518-1010, available from July 28, 2004 to August 5, 2004.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by the Company's competitors, and general changes in economic conditions.

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For immediate release                                                                                                                Page 5 of 6

For further Information contact:

Jeremy Roberts
Vice-President,
Corporate Finance and Treasurer
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

QUEBECOR WORLD INC.

FINANCIAL HIGHLIGHTS

Periods ended June 30
(In millions of US dollars, except per share data)
(Unaudited)

	Three months		Six months
	2004	2003	2004	2003
Consolidated Results
Revenues	$1,541.4	$1,513.5	$3,094.4	$3,053.1
Operating income before depreciation and amortization and before IAROC	199.3	129.5	386.5	291.2
Operating income before IAROC	108.0	38.7	206.0	113.0
IAROC	51.7	81.8	56.0	81.8
Operating income (loss)	56.3	(43.1)	150.0	31.2
Net income (loss)	15.3	(61.7)	51.1	(37.2)
Cash provided by operating activities	112.3	177.8	65.5	5.7
Free cash flow (outflow) from operations*	71.3	72.3	(18.2)	(177.8)
Operating margin before depreciation and amortization and before IAROC**	12.9%	8.6%	12.5%	9.5%
Operating margin before IAROC**	7.0%	2.6%	6.7%	3.7%
Operating margin**	3.7%	(2.8)%	4.8%	1.0%

Segmented Information
Revenues
North America	$1,188.1	$1,195.2	$2,380.5	$2,425.6
Europe	309.7	274.3	625.1	537.9
Latin America	44.4	43.7	91.2	88.8
Operating income (loss) before IAROC
North America	$95.5	$43.3	$182.5	$124.6
Europe	12.4	1.9	24.3	—
Latin America	1.8	(3.5)	2.0	(5.4)
Operating margins before IAROC **
North America	8.0%	3.6%	7.7%	5.1%
Europe	4.0%	0.7%	3.9%	—%
Latin America	4.0%	(8.0)%	2.1%	(6.1)%

Financial Position
Working capital			$9.0	$(73.3)
Total assets			$6,076.7	$6,193.2
Long-term debt (including convertible notes)			$2,077.5	$2,253.5
Shareholders' equity			$2,492.8	$2,512.3
Debt-to-capitalization			45:55	47:53

Per Share Data
Earnings (loss)
Diluted	$0.05	$(0.51)	$0.25	$(0.39)
Diluted before IAROC	$0.31	$(0.07)	$0.54	$0.04
Dividends on equity shares	$0.13	$0.13	$0.26	$0.26
Book value			$15.39	$15.62

IAROC: Impairment of assets, restructuring and other charges.

*
Cash provided by operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

**
Margins calculated on revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

        Quebecor World Inc. is one of the largest commercial print media services companies in the world. Quebecor World is the market leader in most of its product categories and geographies. This market-leading position has been built through a combination of integrating acquisitions, investing in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

        Quebecor World has facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

        The Company offers its customers a broad range of printed products and related communication services, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, pre-media, logistics and other value-added services.

        The Company operates in the commercial print media segment of the printing industry and its business groups are located in three geographical regions: North America, which historically represents approximately 80% of the Company's revenues, Europe and Latin America. This industry has experienced difficult economic conditions in the last three years. Weaker demand and overcapacity have given rise to increased competition and a significant erosion in prices.

        The primary drivers affecting the Company are consumer confidence and economic growth rates. These key drivers of demand for commercial print media affect the level of advertising and merchandising activity. The Company uses magazine advertising pages as a key indicator of demand for printing products and services. This indicator, as measured in the United States by the Publishers Information Bureau, showed some positive signs in this second quarter of 2004, but it may be too soon to conclude that a sustainable recovery is in place. Historically, magazine advertising pages tend to recover more slowly after a recession than other sectors of the economy.

U.S. Magazine Advertising Pages 2000-2004 (Monthly)
Percentage Year-Over-Year Change

Source: Publishers Information Bureau (PIB)

Figure 1

        The Company has obtained improved overall results for the second quarter of 2004 with operating income, margins and earnings per share significantly higher than last year, a clear indication that the cost containment efforts undertaken during the last 12 to 18 months were justified and are paying off. The cost containment efforts were adopted by the Company to counter the difficult print market. Since 2002, global printing overcapacity has created an environment of reduced prices and margins in all of the Company's markets. However, markets seemed to be slowly recovering in the first half of 2004, as reflected by the U.S. magazine advertising pages indicator.

        The Company's cost reduction initiatives involved workforce reductions, closure or downsizing of facilities, decommissioning of under-performing assets, cutting overhead expenses, consolidating corporate functions and relocating sales and administrative offices into plants. This uncompromising focus on cost containment has reduced the long-term cost structure and improved efficiency and will be maintained throughout the Company.

        During the second quarter, the Company completed a long-term strategic plan which brought forth additional restructuring measures. The Company recorded impairment of assets and restructuring charges for the closing of a facility and the downsizing of another plant in North America and a workforce reduction. The completion of the second quarter initiatives will affect 1,363 employees in total, however the Company estimates that 457 new jobs will be created in other facilities.

        With the proper global platform in place, the Company believes it is now the appropriate time to start investing in new equipment and technology to reach the next productivity level and to further improve efficiencies and customer service. Targeted investments will be made in specific markets where the potential for growth has been identified.

        Financial data has been prepared in conformity with Canadian Generally Accepted Accounting Principles ("GAAP"). However, certain measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms to allow the reconciliation to the closest GAAP measure. Numerical reconciliations are provided in figure 6. It is unlikely that these measures could be compared to similar measures presented by other companies.

        The Company's functional currency is the Canadian dollar and its reporting currency is the U.S. dollar.

REVIEW OF SECOND QUARTER AND YEAR-TO-DATE

        The Company's consolidated revenues for the quarter were $1,541 million, a 2% increase when compared to $1,513 million for the same period in 2003. On a year-to-date basis, revenues were $3,094 million, up 1% from $3,053 million in 2003. Excluding the favorable impact of currency translation (see figure 3), revenues were flat for the quarter and down 2% year-to-date due to continued pressure on prices. However, the overall volume for the quarter and year-to-date was up compared to last year. Revenue by product is shown in figure 2.

Revenue by Product — Worldwide ($ millions)
Six-month periods ended June 30

Figure 2

        The Company assesses performance based on operating income before impairment of assets, restructuring and other charges. The following operating analyses are before impairment of assets, restructuring and other charges.

        In 2004, the Company recorded specific charges of $7 million in the second quarter and $4 million year-to-date for various items including provisions for leases, depreciation of assets and favorable legal claim settlements, mainly in North America. In 2003, the Company incurred specific charges that reduced operating income, totalling $49 million for the second quarter and $54 million for the first six months. This included a $15 million adjustment related to rapid growth and system issues in the North American Logistics business and a $15 million provision for doubtful accounts. The remaining balance was for write-downs of other assets, inventories and other items.

        For the second quarter of 2004, operating income, before impairment of assets, restructuring and other charges, increased significantly to $108 million, from $39 million in 2003. On a year-to-date basis, operating income, before impairment of assets, restructuring and other charges was $206 million, up 82% from $113 million in 2003. On the same basis, operating margin for the quarter improved to 7.0% from 2.6% in 2003. On a year-to-date basis, operating margin improved to 6.7% in 2004 from 3.7% in 2003.

Impact of Foreign Currency ($ millions)

	Three months ended June 30, 2004	Six months ended June 30, 2004
Foreign currency favorable impact on revenues	$26.6	$100.7
Foreign currency favorable impact on operating income	$1.3	$2.6

Figure 3

        Cost of sales for the quarter and on a year-to-date basis remained essentially flat compared to last year despite increased volume. Gross profit margin increased to 19.9% in the second quarter of 2004 from 17.5% in 2003. On a year-to-date basis, gross profit margin increased to 19.6% in 2004 from 18.2% in 2003. The 2004 and 2003 cost of sales included specific charges of $2 million and $34 million for the second quarter, respectively and $(3) million and $34 million year-to-date. Excluding these specific items, gross profit margin for the quarter improved to 20.0% from 19.8% last year. On the same basis, year-to-date gross profit margin also increased to 19.5% from 19.3% last year. Higher paper price on sales of waste disposal and gain on other materials contributed to reduce cost of material by approximately $18 million in the second quarter of 2004 and $26 million year-to-date. Despite an overall increase in volume across the platform, labor decreased by $8 million for the quarter and $20 million year-to-date, reflecting the impact of restructuring. Excluding the negative impact of currency translation, these items contributed to improve the gross profit margin for both the second quarter and the six-month period of 2004.

        Selling, general and administrative expenses for the second quarter of 2004 were $113 million compared to $141 million in 2003, a decrease of $28 million. On a year-to-date basis, selling, general and administrative expenses were $232 million in 2004, compared to $277 million in 2003. Excluding specific charges of $3 million in 2004 and $15 million in 2003, as well as the unfavorable impact of currency translation of $2 million, selling, general and administrative expenses were lower by $18 million for the second quarter compared to last year. On a year-to-date basis, excluding specific charges of $5 million in 2004 and $20 million in 2003, as well as the impact of currency translation of $8 million, selling, general and administrative expenses improved by $39 million. The savings were mostly explained by the workforce reduction: decreases in salaries and benefits and travel and entertainment expenses explained approximately 80% of the drop from 2003.

        Depreciation and amortization were $85 million in the second quarter of 2004, same as 2003. On a year-to-date basis, depreciation and amortization were $168 million in 2004, compared to $167 million in 2003. Excluding the impact of currency movement, depreciation and amortization decreased by 2% for both the second quarter and the year-to-date of 2004 compared to last year.

        During the second quarter, the Company undertook additional restructuring initiatives and recorded a net impairment of assets and restructuring charges of $52 million, which reflected the closing of a facility and the downsizing of another plant in North America and a workforce reduction in North America, Europe and Latin America. These measures are described in the section "Impairment of Assets and Restructuring Initiatives".

        Financial expenses were $32 million in the second quarter of 2004, compared to $42 million in 2003. On a year-to-date basis, financial expenses were $70 million in 2004, compared to $84 million in 2003. Excluding a $2 million charge on extinguishment of long-term debt recorded in the first quarter of 2004, financial expenses decreased by $16 million on a year-to-date basis compared to last year. The lower expenses were mainly due to the favorable impact of the 2003 fourth quarter refinancing of long-term debt, combined with lower average interest rates and reduced foreign exchange losses compared to the previous year. The volume of debt was also lower in the second quarter of 2004 versus last year. During the first quarter of 2004, the Company reclassified its trade receivables securitization fees from financial expenses to selling, general and administrative expenses. The purpose of this reclassification was to harmonize with the practice normally used by companies in the United States for the sale of accounts receivable. For comparative purposes, prior years' figures have been restated.

        For the second quarter of 2004, income taxes were $6 million compared to $(24) million in 2003. On a year-to-date basis, income taxes were $25 million in 2004, compared to $(16) million in 2003. Before impairment of assets, restructuring and other charges, income taxes were $23 million for the second quarter of 2004 compared to $(2) million for the same period last year. On the same basis, the year-to-date income taxes were $43 million in 2004 for an effective tax rate of 31.9% and $5 million in 2003 for an effective tax rate of 18.1%. The increase in income taxes was due to an increase in profits before taxes in countries with a higher overall tax rate and the impact of the debt refinancing and the higher tax rate in the United States, both of which occurred in the fourth quarter of 2003.

        Net income for the second quarter rose to $15 million from a net loss of $62 million in 2003. For the six-month period, net income was $51 million, a significant increase from a net loss of $37 million for the same period last year.

        For the second quarter ended June 30, 2004, the Company reported diluted earnings per share of $0.05 compared to loss per share of $0.51 in 2003. These results incorporated impairment of assets, restructuring and other charges of $52 million ($35 million net of taxes) or $ 0.26 per share compared with $82 million ($61 million net of taxes) or $0.44 per share in 2003. Excluding the effect of impairment of assets, restructuring and other charges, the second quarter of 2004 resulted in diluted earnings per share of $0.31 compared with a loss per share of $0.07 in the same period of 2003. The specific charges of $7 million ($4 million net of taxes) in 2004 and $49 million ($33 million net of taxes) in 2003 also negatively impacted earnings per share by $0.03 and $0.24, respectively.

        For the first six months of 2004, the Company reported a diluted earnings per share of $0.25 compared to a loss per share of $0.39 in 2003. These results incorporated impairment of assets, restructuring and other charges of $56 million ($38 million net of taxes) or $0.29 per share compared with $82 million ($61 million net of taxes) or $0.43 per share in 2003. Excluding the effect of impairment of assets, restructuring and other charges, 2004 resulted in diluted earnings per share of $0.54 compared with $0.04 in 2003. The specific charges of $4 million ($3 million net of taxes) in 2004 and $54 million ($37 million net of taxes) in 2003 also negatively impacted earnings per share by $0.02 and $0.27, respectively.

SEGMENT REVIEW

        The following review of operating activity by business group (figure 4) is before impairment of assets, restructuring and other charges.

Revenue by Business Group ($ millions)
Six-month periods ended June 30

Figure 4

North America

        North American revenues for the second quarter of 2004 were $1,188 million, down 1% from $1,195 million in 2003. On a year-to-date basis, revenues were $2,380 million in 2004, down 2% from $2,426 million in 2003. Excluding the effect of currency translation, revenues decreased by 1% in the second quarter and 3% year-to-date. The following is a review of the North American activities by business group. The North American segment is made up of the following business groups: Magazine, Catalog, Retail, Book & Directory, Commercial & Direct, Canada and Other Domestic Revenues.

Segmented Results of Operations ($ millions)
Selected Performance Indicators

	North America		Europe		Latin America		Inter-Segment and Others		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Three months ended June 30,
Revenues	$1,188.1	$1,195.2	$309.7	$274.3	$44.4	$43.7	$(0.8)	$0.3	$1,541.4	$1,513.5
Operating income (loss) before depreciation and amortization and before IAROC	166.9	114.6	29.2	18.0	4.6	(0.7)	(1.4)	(2.4)	199.3	129.5
Operating income (loss) before IAROC	95.5	43.3	12.4	1.9	1.8	(3.5)	(1.7)	(3.0)	108.0	38.7
IAROC	48.9	58.1	2.3	13.2	0.4	9.6	0.1	0.9	51.7	81.8
Operating income (loss)	46.6	(14.8)	10.1	(11.3)	1.4	(13.1)	(1.8)	(3.9)	56.3	(43.1)
Operating margin before depreciation and amortization and before IAROC	14.0%	9.6%	9.4%	6.6%	10.2%	(1.7)%			12.9%	8.6%
Operating margin before IAROC	8.0%	3.6%	4.0%	0.7%	4.0%	(8.0)%			7.0%	2.6%
Operating margin	3.9%	(1.2)%	3.3%	(4.1)%	3.0%	(29.8)%			3.7%	(2.8)%
Capital expenditures	$29.6	$89.5	$2.6	$4.9	$0.7	$1.4	$—	$0.1	$32.9	$95.9
Changes in non-cash balances related to operations, cash flow (outflow)	(20.3)	107.6	1.4	9.1	7.1	3.3	(14.8)	9.6	(26.6)	129.6
Six months ended June 30,
Revenues	$2,380.5	$2,425.6	$625.1	$537.9	$91.2	$88.8	$(2.4)	$0.8	$3,094.4	$3,053.1
Operating income (loss) before depreciation and amortization and before IAROC	322.9	265.5	58.3	31.0	7.5	—	(2.2)	(5.3)	386.5	291.2
Operating income (loss) before IAROC	182.5	124.6	24.3	—	2.0	(5.4)	(2.8)	(6.2)	206.0	113.0
IAROC	52.2	58.1	2.9	13.2	0.6	9.6	0.3	0.9	56.0	81.8
Operating income (loss)	130.3	66.5	21.4	(13.2)	1.4	(15.0)	(3.1)	(7.1)	150.0	31.2
Operating margin before depreciation and amortization and before IAROC	13.6%	10.9%	9.3%	5.8%	8.2%	—%			12.5%	9.5%
Operating margin before IAROC	7.7%	5.1%	3.9%	—%	2.1%	(6.1)%			6.7%	3.7%
Operating margin	5.5%	2.7%	3.4%	(2.5)%	1.5%	(16.8)%			4.8%	1.0%
Capital expenditures	$55.7	$131.1	$6.1	$33.4	$3.1	$5.1	$—	$0.4	$64.9	$170.0
Changes in non-cash balances related to operations, cash flow (outflow)	(193.6)	(162.0)	(27.7)	0.1	5.7	(3.7)	2.1	4.7	(213.5)	(160.9)

IAROC: Impairment of assets, restructuring and other charges.

Figure 5

Magazine

        Magazine revenues for the second quarter of 2004 were $203 million, up 6% from $193 million in 2003. On a year-to-date basis, revenues were $410 million in 2004 up 1% from $404 million in 2003. Revenues increased due to volume increases of 4% in the second quarter and 5% year-to-date. Volume increase is in line with the Magazine advertising pages indicator (see figure 1). Prices were down for both the second quarter and the year-to-date due to the continued price erosion. Selling, general and administrative expenses decreased in the first six months of 2004 compared to 2003, due to savings from cost containment initiatives and headcount reductions. During the second quarter of 2004, the Company announced restructuring initiatives that included the closing of the Effingham, Illinois facility, which will result in a net reduction of approximately 430 employee positions. Year-over-year headcount for the group was reduced by 458 employees or approximately 7%.

Catalog

        Catalog revenues for the second quarter of 2004 were $144 million, down 4% from $151 million in 2003. On a year-to-date basis, revenues were $303 million in 2004 down 5% from $320 million in 2003. Volume was flat for the quarter and down 4% year-to-date. Prices were relatively stable in this segment compared to last year. The decrease in revenues for the second quarter was due to an increase in customer-furnished paper. Operating margin for both the second quarter and the year-to-date decreased due to operational inefficiencies in certain facilities. These issues are currently being addressed. Year-over-year headcount was reduced by 123 employees, or approximately 3%.

Retail

        Retail revenues for the second quarter of 2004 were $231 million, up 3% from $225 million in 2003. On a year-to-date basis, revenues were $449 million in 2004, up 4% from $431 million in 2003.The increase in revenues was driven by an increase in volume of 3% for the quarter and 5% year-to-date, partly offset by the negative impact of lower price work and price pressures. Operating income and margin improved compared to last year as a result of savings from cost control initiatives and operational efficiency gains. Year-over-year headcount decreased by 179 employees, or approximately 5%.

Book & Directory

        Book & Directory revenues for the second quarter of 2004 were $181 million, down 3% from $187 million in 2003. On a year-to-date basis, revenues were $354 million in 2004, down 6% from $376 million in 2003.The decrease for the second quarter and year-to-date was directly related to negative price pressures and a change to the overall product mix. Volume for the Book group was down 4% for the second quarter of 2004 and 2% for the year-to-date compared to last year. For the Directory group, volume was up 13% for the quarter and 17% for the year-to-date. The price erosion in Directory is explained by more volume from independent directory publishers replacing one major contract terminated in 2003. For the Book group, prices decreased due to a heavier mix of one and two color work and a loss of higher value hardcover work. Operating income and margin increased in the second quarter of 2004 and for the year-to-date compared to 2003 due to productivity gains, headcount reductions and other cost containment initiatives from 2003. During the second quarter of 2004, the Company announced restructuring initiatives which included the downsizing of the Kingsport, Tennessee facility in the Book group. This will result in a net reduction of approximately 180 employee positions. Year-over-year headcount for the group was reduced by 541 employees, or approximately 10%.

Commercial & Direct

        Commercial & Direct revenues for the second quarter of 2004 were $125 million, down 9% from $137 million in 2003. On a year-to-date basis, revenues were $263 million in 2004, down 11% from $294 million in 2003.The decrease in revenues was mainly due to a drop in volume and prices in the Commercial group in both the second quarter and year-to-date, due to intense competition. In the Direct group, volume slightly decreased while prices remained stable for the quarter and year-to-date compared to last year. Selling, general and administrative expenses for the second quarter and year-to-date were down from last year, due to volume decline and to the favorable impact of cost containment efforts. During the second quarter of 2004, the Company announced restructuring initiatives that will include workforce reductions in the Commercial group for 76 employee positions. Year-over-year headcount reductions were 267 employees, or approximately 9% for this group.

Canada

        Canadian revenues for the second quarter of 2004 were $216 million, down 3% compared to $221 million in 2003. On a year-to-date basis, revenues were $431 million in 2004, down 1% from $436 million in 2003. Excluding the favorable impact of currency translation, revenues decreased by 6% for the quarter and 9% year-to-date compared to the same periods last year. Overall volume increased by 3% for both the quarter and year-to-date, compared to last year, mainly due to volume growth in Retail and Directory. Despite a volume increase, revenues were down for both the quarter and year-to-date due to price pressure and an increase in customer-furnished paper. Year-over-year headcount was reduced by 236 employees, or approximately 4%, and this improvement was reflected in selling, general and administrative costs.

Other Revenues

        Other sources of revenues in North America include Quebecor World Premedia and Logistics. Premedia revenues for the second quarter of 2004 were $17 million, down 12% from $19 million last year. On a year-to-date basis, revenues were $35 million in 2004, down 8% from $38 million in 2003. Although volume increased by 26% in the second quarter for 2004 and 15% for the year-to-date, the economic environment encouraged customers to continue looking for ways to reduce their costs by putting pressure on reduced prices, re-using previously captured images and taking more of the prepress production in-house.

        Logistics revenues for the second quarter were $69 million, up 10% from $63 million in 2003. On a year-to-date basis, revenues were $140 million in 2004, up 10% from $127 million in 2003. The revenue increase was due mainly to higher retail commodity shipments. However, margins decreased slightly due to a larger proportion of truck shipments compared to air freight for time-sensitive products. Higher margin air freight in the United States continued to grow slowly with pricing pressure from fuel surcharge and security fees.

Europe

        European revenues for the second quarter of 2004 were $310 million, up 13% from $274 million in 2003. On a year-to-date basis, revenues were $625 million in 2004 up 16% from $538 million in 2003. Excluding the positive impact of currency translation, revenues were $290 million for the second quarter and $561 million year-to-date, still up compared to last year. Overall volume increased by 6% for the second quarter, with strong performances in the Retail and Catalog market. On a year-to-date basis, the volume increase was also 6% explained by the Retail and Catalog as well as the Magazine markets, in part due to additional capacity provided by two new presses in Spain and Sweden. However, price erosion continued to have a negative impact in virtually all countries. Magazine revenues represented more than 50% of total European revenues and the balance was mainly composed of Retail, Catalog and Book. France's operating income and margin for the second quarter and year-to-date were still negative, but showed a significant improvement from last year, an indication of the positive impact of the 2003 restructuring initiatives. The new sales compensation plan in France also contributed to improve margins. Excluding France, Europe also increased significantly its operating income and margin, for the second quarter of 2004 and year-to-date, compared to last year. During the second quarter of 2004, the Company was informed that an important printing contract expiring in 2005 would not be renewed. As a result, management is currently evaluating and developing a sales strategy to replace the expected lost volume. Year-over-year headcount in Europe was reduced by 131 employees, or approximately 2%.

Reconciliation of non GAAP measures
($ millions)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Operating Income
Operating income (loss)	$56.3	$(43.1)	$150.0	$31.2
Impairment of assets, restructuring and other charges (IAROC)	51.7	81.8	56.0	81.8

Operating income before IAROC	$108.0	$38.7	$206.0	$113.0

Operating income (loss)	$56.3	$(43.1)	$150.0	$31.2
Depreciation of property, plant and equipment	84.8	84.8	167.7	165.8
Amortization of deferred charges	6.5	6.0	12.8	12.4

Operating income before depreciation and amortization	$147.6	$47.7	$330.5	$209.4
IAROC	51.7	81.8	56.0	81.8

Operating income before depreciation and amortization and before IAROC	$199.3	$129.5	$386.5	$291.2

Earnings per share
Net income (loss)	$15.3	$(61.7)	$51.1	$(37.2)
IAROC (net of income taxes of $17 million for the second quarter of 2004 ($18 million year-to-date) and $21 million for the second quarter of 2003 ($21 million year-to-date))	34.5	60.5	37.6	60.5

Net income (loss) before IAROC	$49.8	$(1.2)	$88.7	$23.3
Net income available to holders of preferred shares	8.8	8.8	17.9	17.0

Net income (loss) available to holders of equity shares before IAROC	$41.0	$(10.0)	$70.8	$6.3
Diluted average number of equity shares outstanding (in millions)	132.4	139.0	132.3	140.2
Earnings (loss) per share
Diluted	$0.05	$(0.51)	$0.25	$(0.39)
Diluted before IAROC	$0.31	$(0.07)	$0.54	$0.04

Free Cash Flow
Cash provided by operating activities	$112.3	$177.8	$65.5	$5.7
Dividends on preferred shares	(8.5)	(10.2)	(20.2)	(14.8)
Additions to property, plant and equipment	(32.9)	(95.9)	(64.9)	(170.0)
Net proceeds from disposal of assets	0.4	0.6	1.4	1.3

Free cash flow (outflow) from operations	$71.3	$72.3	$(18.2)	$(177.8)

Debt-to-capitalization as at June 30,
Bank indebtedness			$0.9	$1.1
Current portion of long-term debt and convertible notes			12.8	17.5
Long-term debt			1,953.0	2,120.2
Convertible notes			111.7	115.8

Total debt			$2,078.4	$2,254.6
Minority interest			26.9	21.0
Shareholders' equity			2,492.8	2,512.3

Capitalization			$4,598.1	$4,787.9

Debt-to-capitalization			45:55	47:53

Book value per share as at June 30,
Shareholders' equity			$2,492.8	$2,512.3
Preferred shares			(456.6)	(456.6)

			$2,036.2	$2,055.7
Ending number of equity shares (in millions)			132.3	131.6

Book value per share			$15.39	$15.62

Figure 6

Latin America

        Latin America's revenues for the second quarter of 2004 were $44 million, flat compared to 2003, essentially explained by the positive impact of currency movement. On a year-to-date basis, revenues were $91 million in 2004, up 3% from $89 million in 2003. In general, prices were down for the second quarter and year-to-date in Latin America as compared to last year. Overall volume increased by 4% for the second quarter and 2% year-to-date from last year. Volume increased for Commercial and Directory in Peru and for Book in Argentina and was offset by a shortfall of Book in Brazil, Colombia and Mexico. Book revenues represented approximately 40% of total revenues in Latin America and the balance was composed mainly of Directory, Retail, Catalog and Commercial & Direct. Strong results were obtained in Argentina in the second quarter of 2004 due to book orders received from the Ministry of Education.Also in the second quarter of 2004, Colombia successfully entered the flyer market by securing a new six-month contract for a weekly production of flyers. Overall, selling, general and administrative expenses were below last year's amounts, as the positive impact of the cost containment initiatives continued to bear fruit. Year-over-year headcount was reduced by 218 employees, or approximately 9%.

SELECTED ANNUAL INFORMATION

        The following table (figure 7) provides selected annual information as derived from the Company's consolidated financial statements, for each of the three most recently completed fiscal years, in accordance with the requirements of Item 1.3 of Form 51-102F1 of the Canadian Securities Administrators' («CSA»)National Instrument 51-102 Continuous Disclosure Obligations.

Selected Annual Information ($ millions, except per share data)

	Years ended December 31,
	2003	2002	2001
Consolidated Results(1)
Revenues(2)	$6,391.5	$6,271.7	$6,442.7
Operating income before depreciation and amortization and before IAROC	675.3	882.7	926.7
Operating income before IAROC(3)	315.9	547.2	588.9
IAROC(4)	98.3	19.6	270.0
Operating income	217.6	527.6	318.9
Net income (loss)	(31.4)	279.3	22.4
Financial Position(1)
Total assets	6,256.9	6,207.4	6,186.5
Total long-term debt and convertible notes(5)	2,009.0	1,822.1	2,132.2
Per Share Data
Earnings (loss)
Basic	(0.50)	1.78	—
Diluted	(0.50)	1.76	—
Diluted before IAROC	0.03	1.92	1.58
Dividends on preferred shares	1.17	0.96	0.68
Dividends on equity shares	0.52	0.49	0.46

IAROC: Impairment of assets, restructuring and other charges.

(1)
Certain reclassifications have been made to prior years' amounts to conform with the basis of presentation adopted in the current period.

(2)
Revenues have been consistently declining over the last three years due to weak advertising spending and global overcapacity in the industry resulting in significant price erosions. In 2003, although volume increased, pressures on prices continued to push revenues down. However, the favorable impact of currency translation more than offset the decrease, pushing overall revenues up.

(3)
Operating income before IAROC has decreased over the years due to reduced capacity utilization and pricing pressures. In addition, significant increases in pension, utilities and medical expenses are also negatively impacting operating income. In 2003, the Company incurred specific charges that further reduced the operating income by $79 million, mainly due to system issues in the North American logistics business, provisions for doubtful accounts, lease provisions and various other items.

(4)
In 2001, in response to the significant drop in volume, the Company announced a restructuring plan to shut down under-performing business units, redeploy assets and reduce the workforce. Most of the 2001 restructuring plan was completed in 2002. In 2003, although overall volume had increased, pricing continued to drop. To mitigate eroding prices, the Company's new management team performed a detailed review and additional restructuring intiatives were adopted. These intiatives involved a general workforce reduction across the platform, the closure of four smaller facilities in North America, the decommissioning of under-performing assets, the consolidation of corporate functions and the relocation of certain sales offices into plants.

(5)
Long-term debt and convertible notes decreased in 2002 from 2001 due mainly to a decrease in capital expenditures and business acquisitions in 2002. Long-term debt and convertible notes increased in 2003 compared to 2002 due to the repurchase for cancellation of 10,000,000 Subordinate Voting Shares and an increase in capital expenditures in 2003.

Figure 7

CRITICAL ACCOUNTING ESTIMATES

        The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure on contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The Ontario Securities Commission defines critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a company's financial condition or results of operations.

        Based on this definition, the Company has identified the following critical accounting estimates:

Revenue Recognition

        The Company recognizes revenue either when the production process is completed or when services are performed, or on the basis of production and service activity at the pro rata billing value of the work completed. When progress needs to be measured, the method used always reflects the output achieved. For example, one method is based on the number of units produced for each of the significant production processes, where each of these units is attributed a certain profit based on the stage of the production. Other methods may be based on the hours of labor recorded or the costs incurred, but this is only allowed when it reflects the true output of the project. The underlying work in process is valued at the pro rata billing value of the work completed. Usually, the time lag is short between revenue recognition and the billing process.

Goodwill

        Goodwill is not amortized but tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. The Company compares the reporting unit's carrying value to its market value determined through a discounted cash flows analysis. In preparing discounted cash flows, the Company uses its judgment in estimating future profitability, growth, capital spending and discount rate. As an additional overall check on the reasonableness of the fair value attributed to reporting units, the Company performs a market comparable companies analysis, which takes into consideration 1) valuation multiples of comparable public companies to which a control premium is applied and 2) publicly-known acquisition multiples of recent transactions in the industry. If the carrying value of the reporting unit exceeds the market value, the Company would then evaluate the impairment loss by comparing the fair value of the goodwill to its carrying amount.

         Based on the results of the latest impairment test performed, the Company concluded that no impairment existed. However, if the assumptions and estimates used by the Company were inaccurate, an impairment could be necessary in the future.

Impairment of Long-Lived Assets

        The Company tests the recoverability of long-lived assets periodically or more frequently, when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Examples of such events and changes include: a significant decrease in the market price of an asset, the decommissioning of an asset, assets rendered idle after plant shutdown, costs that significantly exceed the amount initially estimated for the acquisition or construction of an asset, and operating or cashflow losses constantly associated with the use of an asset. Long-lived assets tested include property, machinery and equipment and other long-term assets.

         An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. A long-lived asset, or group of assets is considered unrecoverable when its carrying value exceeds the estimated undiscounted future cash flows directly associated to it. The Company estimates future cash flows based on historical and budgeted performance as well as assumptions on future economic environment, pricing and volume. The fair value measurement is determined based on quoted market prices when available, or on the expected present value of future cash flows approach.

         During the second quarter of 2004, the Company approved a long-term strategic plan, which involved the closing and downsizing of certain facilities and the decommissioning of presses in North America. As a result, a recoverability test was performed for equipment to be transferred and for equipment rendered idle that are to be disposed of or that are to remain in the plant affected by the downsizing. An impairment loss of $32 million was recorded.

        With the exception of the above mentioned item, the Company believes that no other impairment loss should be taken on its long-lived assets. If the assumptions and estimates should prove to be inappropriate, an additional impairment loss would have to be charged to future results.

Pension and Postretirement Benefits

        The Company maintains defined benefit plans and postretirement benefits for its employees and ensures that contributions are sustained at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years. Plan assets are measured at fair value and consist of equity securities and corporate and government fixed income securities. Pension and other postretirement costs and obligations are based on various economic and demographic assumptions determined with the help of actuaries and are reviewed each year. Key assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase and the health care cost trend rate.

        The discount rate assumption used to calculate the present value of the plans' projected benefit payments was determined using a measurement date of September 30, 2003 and based on yields of long-term high-quality fixed income investments.

        The expected long-term rate of return on pension plan assets was obtained by calculating a weighted average rate based on targeted asset allocations of the plans. The expected returns of each asset class are based on a combination of rigorous historical performance analyses and forward looking views of the financial markets. The targeted asset allocation of the plans is generally 65% for equity and 35% for fixed income securities.

        The rate of compensation increase is used to project current plan earnings in order to estimate pension benefits at future dates. This assumption was determined based on historical pay increases, forecast of salary budgets, collective bargaining influence and competitive factors.

        For postretirement benefits, the assumptions related to the health care cost trend rate is based on increases experienced by plan participants in recent years and national average cost increases.

        The Company believes that the assumptions are reasonable based on information currently available, but changes to these assumptions could impact pension and postretirement benefit expenses and obligations recognized in future periods.

Health Care Costs

        The Company provides health care benefits to employees in North America and covers approximately 75% of the costs under these employee health care plans. The Company actively manages its health care spendings with its vendors to maximize discounts in an attempt to limit the cost escalation experienced over the past years. Health care costs and liabilities are estimated with the help of actuaries. For the first half of 2004, health care costs increased by over 10% from the same period in 2003.Trend assumption is the most important factor in estimating future costs. The Company uses the most recent twelve months of claims trended forward to estimate the next year's liability.

Allowance for Doubtful Accounts

        The Company maintains an allowance for doubtful accounts for expected losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience. In addition, the Company maintains an allowance to cover a fixed percentage of all accounts for customers under Chapter 11 and other critical accounts. These accounts may take several years before a settlement is reached. However, the allowance is periodically reassessed based on new developments.

Income Taxes

        The Company uses its best judgment in determining its effective tax rate. There are many factors in the normal course of business that affect the effective tax rate since the ultimate tax outcome of some transactions and calculations is uncertain until assessed by the taxation authorities.

        Future income tax assets are recognized and a corresponding provision is recorded if such assets are unlikely to be realized. The provision is based on management's estimates of taxable income for each jurisdiction in which the Company operates, and the period over which the future tax assets are expected to be recoverable. In the event that the tax outcome differs from management's estimates, the provision may be adjusted.

        The Company is at all times under audit by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve, is audited and resolved. The number of years with open tax audits varies depending on the tax jurisdiction.

        Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the final outcome and its timing are difficult to predict. In addition, the Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.

Insurance

        The Company is exposed in the normal course of business to a variety of operational risks, some of which are transferred to third parties by way of insurance agreements. The Company has a policy of self-insurance when the foreseeable losses from self-insurance are low relative to the cost of purchasing third-party insurance.

        U.S. workers' compensation claims tend to be relatively low in value on a case-by-case basis, and the Company self-insures against the majority of such claims. The Company maintains third-party insurance coverage against workers' compensation claims which are unusually large in nature. In addition, the third-party insurance provides a cap on total exposure to workers' compensation claims.

        With respect to the workers' compensation self-insurance, the Company maintains a provision to cover liabilities for all open claims related to both current and past policies and relies on claims experience and the advice of its actuaries and plan administrators in determining an adequate liability for all open claims. The workers' compensation liability is estimated based on reserves for claims that are established by an independent administrator and the reserves are increased to reflect the estimated future development of the claims based on Company specific factors provided by its actuaries. The liability for workers' compensation claims is the estimated total cost of the claims on a fully-developed basis. Certain claims may take several years to be settled. Each year, the status of open claims is reviewed and the liability is reassessed. The difference is recorded to income or expense.

         While the Company believes that the assumptions used are appropriate, significant changes in any of the assumptions could materially affect the workers' compensation costs.

        The Company maintains insurance for exposure related to property and casualty losses. It has also chosen to retain a portion of such losses in the form of a deductible, in order to reduce the cost of protecting its assets. The Company manages the self-insured portion of its property insurance program through its captive insurance subsidiary.

         As at June 30, 2004, the Company's potential exposure under its self-insured property program was capped at $5 million, subject to ongoing deductibles and other factors related to the nature of each specific claim.

        The Company believes that it has in place a combination of third-party insurance and self-insurance that provides adequate protection against unexpected losses while minimizing cost.

LIQUIDITY AND FINANCIAL POSITION

        The Company measures its liquidity performance using the calculation of free cash flow as described in figure 6. Free cash flow reflects liquidity available for business acquisitions, equity dividends and repayments of long-term debt.

        Free cash flow for the second quarter of 2004 amounted to $71 million, compared to $72 million for the same quarter last year. On a year-to-date basis, free cash flow for 2004 amounted to an outflow of $18 million, compared to an outflow of $178 million for the same period of 2003. The Company typically generates most of its free cash flow in the second half of the year. Working capital was $9 million as at June 30, 2004, compared to a deficiency in working capital of $73 million as at June 30, 2003. This increase in working capital of $82 million was largely due to higher levels of cash and cash equivalents, as the Company is required to maintain a minimum level of funds in its captive insurance subsidiary, and a decrease of future income tax assets. The Company manages its trade payables in order to take advantage of prompt payment discounts. Also, the Company maximizes the use of its accounts receivable securitization program, since the cost of these programs is relatively low compared to that of the credit facility. The amount of trade receivables under securitization varies from month to month, based on the previous month's volume (June securitization is based on outstanding receivables at the end of May).

        As at June 30, 2004, the debt level was at $2,078 million, a $176 million decrease compared to the end of June 2003.The debt-to-capitalization ratio was 45:55 compared to 47:53 in June 2003 (see non-GAAP measures at figure 6). The same ratio was 44:56 as at December 31, 2003. Including accounts receivable securitization, total debt would be $2,730 million, $138 million lower than last year. The debt-to-capitalization ratio, including accounts receivable securitization, was 52:48 as at June 30, 2004, compared to 53:47 in June 2003 (see figure 8).

Total Debt and Accounts Receivable Securitization ($ millions)

	June 30, 2004	June 30, 2003
Bank indebtedness	$0.9	$1.1
Current portion of long-term debt and convertible notes	12.8	17.5
Long-term debt	1,953.0	2,120.2
Convertible notes	111.7	115.8

Total debt	$2,078.4	$2,254.6
Accounts receivable securitization	652.0	613.6

Total debt and accounts receivable securitization	$2,730.4	$2,868.2
Minority interest	26.9	21.0
Shareholders' equity	2,492.8	2,512.3

Capitalization, including securitization	$5,250.1	$5,401.5

Debt-to-Capitalization, including securitization	52:48	53:47

These ratios are non-GAAP measures.

Figure 8

        The Company is subject to certain financial covenants in some of its major financing agreements. The key financial ratios are the earnings before interest, tax and depreciation and amortization (EBITDA) coverage ratio and the debt-to-capitalization ratio. As at June 30, 2004, the Company is in compliance with all significant debt covenants.

        The Company signed a binding agreement to purchase, in September 2004, the remaining 50% of Helio Charleroi in Belgium, a subsidiary of European Graphic Group, SA. The transaction should amount to the highest of 25 million Euros ($30 million) or a calculation based on financial performance achieved during the last three fiscal years.

        The 6.50% senior debentures due 2027 are redeemable at the option of the holders at par value on August 1, 2004. Out of a total principal amount of $150 million, $147 million senior debentures have been tendered. The Company will repay the senior debentures by using its long-term revolving bank facility.

        The Company maintains a $1 billion revolving bank facility for general corporate purposes. The first tranche of $250 million is available to both, the Company and its US subsidiary and matures in November 2004.The second tranche of $250 million, available to the US subsidiary only, and the third tranche of $500 million, available to both, the Company and the US subsidiary, mature in November 2006. All tranches are cross-guaranteed by the Company and the US subsidiary and can be extended annually.

        In February 2004, the Company redeemed all of the 7.75% senior notes callable on or after February 15, 2004 that were not tendered in November 2003, for a total cash consideration of $33 million. During the first quarter, the Company discontinued its Canadian Commercial paper program. At December 31, 2003, Cdn $0.4 million ($0.3 million) was outstanding under the program.

Contractual Cash Obligations ($ millions)

	Remainder of 2004	2005	2006	2007	2008	2009 and thereafter
Long-term debt and convertible notes	$1	$—	$793	$262	$202	$770
Capital lease	8	10	8	4	3	17
Operating lease	50	83	67	51	36	107
Capital asset purchase commitments	10	—	—	—	—	—
Minority interest acquisition	30	—	—	—	—	—

Total contractual cash obligations	$99	$93	$868	$317	$241	$894

Figure 9

        The Company has no major operating leases expiring in 2004. For major leases terminating in 2005, the terminal value that the Company would pay to acquire the equipment under leases (mainly presses and binders) is approximately $60 million, of which $36 million is guaranteed by the Company. Historically, the Company has acquired most of the equipment under leases when it is used for production. The total terminal value of these leases expiring after 2005 is approximately $120 million, of which $52 million is guaranteed.

        The minimum legal requirement for pension contributions is $55 million in 2004 of which $32 million has been paid as of June 30, 2004 (total annual contribution in 2003 was $68 million).

        As of June 30, 2004, the following investment grade ratings applied to the long-term unsecured debt of the Company:

Rating Agency	Rating
Moody's Investors Service	Baa3
Standard & Poor's	BBB-
Dominion Bond Rating Service Limited	BBB (low)

        The Company believes that its liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.

CAPITAL RESOURCES

        The Company invested $33 million in capital projects during the second quarter of 2004 compared to $96 million for the same period last year. On a year-to-date basis, $65 million has been invested in capital projects in 2004 compared to $170 million in 2003, when the Company purchased 19 presses that were previously under an operating lease in North America. In 2004, approximately 80% of investments were for organic growth, including expenditures for new capacity requirements and productivity improvement, and 20% was for maintenance of the Company's structure. Key expenditures for customer-driven requirements during the quarter included the continuation of two major projects announced in 2003: phase 2 of the educational book market expansion in the Dubuque, Iowa facility and the purchase of new gravure presses in the Augusta, Georgia and Franklin, Kentucky facilities to service L.L. Bean and other retail customers.

         For the remainder of the year 2004, the Company projects $135 million of capital expenditures. Expected sources of funds to meet these expenditures are cash flow from operations and drawings under the Company's revolving bank facility.

IMPAIRMENT OF ASSETS AND RESTRUCTURING INITIATIVES

        During the second quarter of 2004, the Company recorded an impairment of assets, restructuring and other charges of $51.7 million. Non-cash items amounted to $40.9 million and cash items to $10.8 million. The cash portion was made up of an $11.2 million charge related to new initiatives and a $0.4 million net reversal of prior years' initiatives. For the six-month period ended June 30, 2004, the Company recorded an impairment of assets, restructuring and other charges of $56.0 million, composed of non-cash items of $40.9 million and cash items of $15.1 million.

During the second quarter of 2004, the Company approved other restructuring initiatives to improve asset utilization and enhance efficiency. The restructuring initiatives included the closure of the Effingham, Illinois facility in the Magazine platform, an important downsizing at the Kingsport, Tennessee facility in the Book platform and other workforce reductions across the Company. The total cost of these initiatives was estimated at $59.2 million, of which $52.1 million was recorded in the second quarter and $7.1 million remains to be booked over the remainder of fiscal year 2004 and fiscal year 2005, when the liability related to the initiatives will have been contracted (see figure 10). These costs exclude a pension obligation related to the Effingham multiemployer benefit plan that could not be reasonably estimated at this time. Further information should become available over the next few months, which will allow the Company to measure and recognize this pension obligation. Of the $52.1 million booked in the second quarter of 2004, $40.9 million was for non-cash items and $11.2 million was for cash items. The $40.9 million non-cash portion, essentially in North America, included $31.9 million for impairment of long-lived assets, $8.0 million related to pension obligations and $1.0 million of impairment of other assets. The impairment of long-lived assets has been calculated as the excess of the carrying amount of an asset over its fair value, based on quoted market prices when available, or on the expected present value of future cash flows approach. The $11.2 million cash portion, mostly related to workforce reduction, included $10.2 million for North America, $0.5 million for Europe and $0.5 million for Latin America. The second quarter restructuring initiatives affected 1,363 employees in total, however the Company estimated that 457 new jobs will be created in other facilities. In summary, 258 employee positions have been eliminated and 1,105 will be eliminated before December 31, 2004.

        In addition, the Company entered into negotiations with its employees' representatives at its facility in Stockholm, Sweden with regards to the facility's future. This facility has struggled financially during the last several years and there is a strong possibility that the current negotiations will lead to a reorganization of the Nordic gravure platform that could involve the closing of the Stockholm plant. Should the Company decide to close the Stockholm plant, the restructuring costs are estimated at $13 million and the net reduction of employee positions would be approximately 150.

        During the second quarter, the execution of the prior year's initiatives resulted in a net reversal of $0.4 million comprised of a cash overspending of $2.6 million and a $3.0 million reversal of prior year restructuring and other charges. The net reversal of $0.4 million was essentially explained by the cancellation of the termination of 8 employee positions. In the first quarter, the net reversal of $0.7 million was mainly related to the cancellation of the termination of 48 employee positions and was made up of a cash overspending of $1.3 million and a $2.0 million reversal of prior years' restructuring charges. Since 2001, 6,163 employee positions have been eliminated under these initiatives as at June 30, 2004, and 37 will be eliminated during the second half of 2004, including 26 terminations in Europe to be completed when all the legal procedures and requirements are met.

        In the first quarter of 2004, the Company initiated restructuring initiatives and recorded cash restructuring and other charges of $4.3 million. This was made up of a $0.7 million net reversal of prior years' initiatives and $5.0 million for workforce reduction, of which $3.9 million was for North America, $0.6 million for Europe and $0.3 million for Latin America. Under these initiatives, 356 employee positions have been eliminated and 3 still remain to come.

        As at January 1, 2004, the balance of the restructuring reserve was $45.8 million. Before usage, the reserve had been increased by net cash items of $15.1 million as explained above. The reserve related mostly to future cash disbursements for workforce reductions across the platform and lease and facility carrying costs. The Company utilized $24.7 million of the current and prior years' restructuring and other charges reserves during the six-month period ended June 30, 2004.

        Restructuring charges related to the initiatives undertaken in June 2004 that are expected to be incurred in the following periods are as follows:

Expected restructuring charges ($ millions)

	Q3 2004	Q4 2004	2005	Total
Workforce reduction costs	$1.1	$0.6	$—	$1.7
Leases, closed facilities carrying costs and other	1.5	2.7	1.2	5.4

	$2.6	$3.3	$1.2	$7.1

Figure 10

FINANCIAL INSTRUMENTS

        The Company uses a number of financial instruments: cash and cash equivalents, trade receivables, receivables from related parties, bank indebtedness, trade payables, accrued liabilities, payables to related parties, long-term debt and convertible notes. The carrying amounts of these financial instruments, except for long-term debt and convertible notes, approximate their fair values due to their short-term nature. The fair values of long-term debt and convertible notes are estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity.

        The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company does not hold or use any derivative instruments for speculative trading purposes and adheres to a financial risk management policy.

        The Company manages interest rate exposure by having a balanced schedule of debt maturities, as well as a combination of fixed and floating interest rate obligations. In addition, the Company has entered into interest rate swap agreements to manage this exposure. Contracts outstanding at June 30, 2004 had a notional value of $233.0 million. Interest expense is adjusted to include amounts payable or receivable under the swap agreements. The total adjustment recorded to interest expense was a revenue of $0.7 million for the first six months of 2004 (a charge of $2.6 million for the same period of 2003).

        The Company enters into foreign-exchange forward contracts to hedge foreign denominated sales and related receivables, raw materials and equipment purchases. The contracts outstanding at June 30, 2004 had a notional value of $246.7 million and expire between 2004 and 2007. The foreign exchange translation gains and losses and the deferred premiums and discounts are recognized as an adjustment to the corresponding revenues and exchange gain or losses when the transaction is recorded. The total amounts recorded to these accounts for the first six months of 2004 for these contracts were a revenue of $6.9 million, and a loss of $0.6 million (a revenue of $3.5 million, and a gain of $0.7 million for the same period of 2003). For Canada and Europe, the foreign-denominated revenues as a percentage of their total revenues were approximately 30% and 10%, respectively in 2003.

        The Company has entered into foreign-exchange forward contracts to hedge its net investment in a foreign subsidiary. The contracts outstanding at June 30, 2004 had a notional value of $277.7 million and expire in 2006 and 2007.The foreign exchange translation gains and losses, as well as any realized and unrealized gains and losses on the derivative instruments, are recorded in the cumulative translation adjustment account. The total amount recorded to the cumulative translation adjustment account for these contracts was a credit of $31.4 million as at June 30, 2004.

        The Company enters into foreign-exchange forward contracts and cross currency swaps to hedge foreign denominated asset exposures. The contracts outstanding at June 30, 2004 had a notional value of $160.1 million and $168.6 million, respectively and expire between 2004 and 2006.The foreign exchange gains and losses on such foreign denominated assets are recorded in income. The changes in the fair value of the derivative instruments are also recorded in income, to compensate the foreign exchange gains and loss on the translation of the foreign denominated assets. The total adjustment recorded in foreign exchange gain or loss related to these contracts for the first six months of 2004 was a gain of $22,0 million (a loss of $15.5 million for the same period of 2003).

        The Company also enters into natural gas swap contracts to manage its exposure to the price of this commodity. Contracts outstanding at June 30, 2004 cover a notional quantity of 74,000 gigajoules in Canada and 813,000 MMBTU in the United States. These contracts expire between July and December 2004. Natural gas cost is adjusted to include amounts payable or receivable under the commodity hedge agreements. The total adjustment to gas cost for the first six months of 2004 was a gain of $1.8 million (a gain of $0.2 million for the same period of 2003).

        While the counterparties of these agreements expose the Company to credit loss in the event of non-performance, the Company believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties.

        Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or have ceased to be effective prior to maturity, are deferred on the balance sheet and recognized in income during the period in which the underlying hedged transaction is recognized. For the first six months of 2004, the total amount deferred as a liability in relation to terminated derivative instruments was $12.6 million ($13.0 million for the same period of 2003) and the total amount recognized in income was $2.1 million ($1.8 million for the same period of 2003).

        The fair values of the derivative financial instruments are estimated using period-end market rates and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates (see figure 12).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Quarterly Financial Data
(in millions of dollars, except per share data)

	2004			2003					2002
	First	Second	Year- to-date	First	Second	Third	Fourth	Year	First	Second	Third	Fourth	Year
Consolidated Results
Revenues	$1,553.0	$1,541.4	$3,094.4	$1,539.6	$1,513.5	$1,596.8	$1,741.6	$6,391.5	$1,475.8	$1,469.7	$1,624.7	$1,701.5	$6,271.7
Operating income before depreciation and amortization and before IAROC	187.2	199.3	386.5	161.7	129.5	205.0	179.1	675.3	186.1	207.2	247.5	241.9	882.7
Operating income before IAROC	98.0	108.0	206.0	74.3	38.7	116.5	86.4	315.9	103.2	123.8	164.1	156.1	547.2
IAROC	4.3	51.7	56.0	—	81.8	(5.0)	21.5	98.3	—	—	—	19.6	19.6
Operating income (loss)	93.7	56.3	150.0	74.3	(43.1)	121.5	64.9	217.6	103.2	123.8	164.1	136.5	527.6
Net income (loss)	35.8	15.3	51.1	24.5	(61.7)	59.7	(53.9)	(31.4)	46.0	64.2	98.5	70.6	279.3
Cash provided (used) by operating activities	(46.8)	112.3	65.5	(172.1)	177.8	59.8	395.8	461.3	(27.0)	109.4	130.2	300.8	513.4
Free cash flow (outflow) from operations*	(89.5)	71.3	(18.2)	(250.1)	72.3	14.0	347.1	183.3	(80.1)	40.1	97.4	262.4	319.8
Operating margin before depreciation and amortization and before IAROC**	12.1%	12.9%	12.5%	10.5%	8.6%	12.8%	10.3%	10.6%	12.6%	14.1%	15.2%	14.2%	14.1%
Operating margin before IAROC**	6.3%	7.0%	6.7%	4.8%	2.6%	7.3%	5.0%	4.9%	7.0%	8.4%	10.1%	9.2%	8.7%
Operating margin**	6.0%	3.7%	4.8%	4.8%	(2.8)%	7.6%	3.7%	3.4%	7.0%	8.4%	10.1%	8.0%	8.4%

Segmented Information
Revenues
North America	$1,192.4	$1,188.1	$2,380.5	$1,230.4	$1,195.2	$1,282.2	$1,354.9	$5,062.7	$1,212.8	$1,182.4	$1,325.8	$1,366.2	$5,087.2
Europe	315.4	309.7	625.1	263.6	274.3	273.2	340.3	1,151.4	216.3	244.1	253.6	288.5	1,002.5
Latin America	46.8	44.4	91.2	45.1	43.7	40.6	47.9	177.3	46.9	43.4	45.3	47.9	183.5
Operating income (loss) before IAROC
North America	87.0	95.5	182.5	81.3	43.3	108.5	71.0	304.1	105.3	121.7	155.7	135.9	518.6
Europe	11.9	12.4	24.3	(1.9)	1.9	6.2	18.1	24.3	3.5	6.8	11.3	10.5	32.1
Latin America	0.2	1.8	2.0	(1.9)	(3.5)	0.8	0.9	(3.7)	2.3	2.7	5.2	4.0	14.2
Operating margins before IAROC**
North America	7.3%	8.0%	7.7%	6.6%	3.6%	8.5%	5.2%	6.0%	8.7%	10.3%	11.7%	10.0%	10.2%
Europe	3.8%	4.0%	3.9%	(0.7)%	0.7%	2.3%	5.3%	2.1%	1.6%	2.8%	4.5%	3.6%	3.2%
Latin America	0.4%	4.0%	2.1%	(4.2)%	(8.0)%	2.1%	1.9%	(2.1)%	4.9%	6.1%	11.6%	8.4%	7.8%

Per Share Data
Earnings (loss)
Diluted	$0.20	$0.05	$0.25	$0.12	$(0.51)	$0.38	$(0.48)	$(0.50)	$0.28	$0.40	$0.64	$0.44	$1.76
Diluted before IAROC	$0.23	$0.31	$0.54	$0.12	$(0.07)	$0.34	$(0.36)	$0.03	$0.28	$0.40	$0.64	$0.61	$1.92
Dividends on equity shares	$0.13	$0.13	$0.26	$0.13	$0.13	$0.13	$0.13	$0.52	$0.12	$0.12	$0.12	$0.13	$0.49

IAROC: Impairment of assets, restructuring and other charges

*
Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

**
Margins calculated on revenues.

Figure 11

Fair Value of Derivative Financial Instruments ($ millions)

	June 30, 2004		December 31, 2003
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments (gain (loss))
Interest rate swap agreements	$—	$(7.8)	$—	$(3.2)
Foreign exchange forward contracts	37.3	58.0	42.6	73.3
Cross currency interest rate swaps	(24.8)	(24.8)	(47.2)	(54.2)
Commodity swaps	0.1	1.6	—	1.0

Figure 12

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

        In the normal course of business, the Company enters into numerous agreements that contingently require it to make payments to a third party based on changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party, or failure of another party to perform under an obligating agreement.

        Significant guarantees the Company has provided to third parties include the following:

Operating leases

        The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $103 million. Of this amount, none will expire in 2004 and $36 million will expire in 2005. As at June 30, 2004, the Company has recorded a liability of $5 million associated with these guarantees.

Sub-lease agreements

        The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2005 and 2008. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $5 million. As at June 30, 2004, the Company has not recorded a liability associated with these guarantees, since it is not probable that the sub-lessee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

Business and real estate disposals

        In the sale of all or a part of a business or real estate, in addition to possible indemnifications relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements precludes the Company from estimating the maximum potential liability that could be required to be paid to guaranteed parties. The Company has not accrued any amount in the consolidated balance sheet with respect to this item.

Debt agreements

        Under the terms of certain debt agreements, the Company has guaranteed the obligation of its US subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulations relative to withholding taxes, which would occur only if the Company were to perform the payments on behalf of its US subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements precludes the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply, contain make-whole provisions which effectively limit the exposure associated with such an occurrence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet with respect to this item.

Asset securitization

        The Company is a party to securitization agreements to sell with limited recourse, and on a revolving basis, a portion of its Canadian, US, French and Spanish trade receivables, to unrelated trusts. The program limits under each of the Canadian, US and European securitization programs are Cdn $135 million, $510 million and 153 million Euros, respectively. The amounts outstanding under each program as at June 30, 2004 were Cdn $108 million, $405 million and 138 million Euros, respectively (Cdn $122 million, $389 million and 117 million Euros, respectively as at June 30, 2003).

        As at June 30, 2004, the Company had a retained interest in the trade receivables sold of $120 million, which is recorded in the Company's trade receivables. As at June 30, 2004, an aggregate amount of $772 million ($709 million as at June 2003) of accounts receivable has been sold under the three programs, and securitization fees, recorded in selling, general and administrative expenses totalled $3 million for the second quarter of 2004 ($4 million for the second quarter of 2003) and $6 million for the first six months of 2004 ($7 million for the same period of 2003). Servicing revenues and expenses did not have a material impact on the Company's results.

        The Company is subject to certain requirements under the securitization programs. In addition to financial covenants that mirror those contained in the bank facility, the Company is subject to other covenants typically found in investment grade securitization agreements. If such other covenants fail to be maintained, one or more of the securitization agreements could be terminated. The Company is not aware of any events that might bring about a termination event; however, if a termination event were to occur based on failure to meet one of these other covenants, the Company believes that it would be able to meet its cash obligations from other financing sources, such as its revolving bank facility, the issuance of debt or the issuance of equity. The Company believes that it would remain in compliance with the bank financial covenants if it refinanced the securitization programs with debt.

Leases

        The Company rents premises and machinery and equipment under operating leases with third parties, which expire at various dates up to 2016 and for which undiscounted minimum lease payments total $394 million as at June 30, 2004.The minimum lease payments for the year 2004 are estimated to be $97 million. Of the total minimum lease payments, approximately 40% is for machinery and equipment for which the Company has guaranteed a portion of the residual values for a maximum exposure of $103 million.

RELATED PARTY TRANSACTIONS

        The Company entered into transactions with the parent company and its other subsidiaries, which were accounted for at prices and conditions prevailing in the market. Intercompany revenues from the parent company's media subsidiaries involved mostly printing of magazines.

        During the year 2003, the Company transferred the benefit of a deduction for Part VI.I tax to subsidiaries of its parent company for a consideration of Cdn $11 million ($9 million), recorded in receivables from related parties. This reduced the Company's available future income tax assets by Cdn $11 million ($8 million), and increased the additional paid-in capital by Cdn $0.6 million ($0.4 million). The transaction was recorded at the carrying amount. As at June 30, 2004, Cdn $4 million has been collected.

        During the second quarter of 2004, the Company reached an agreement with one of the parent company's subsidiaries, Videotron Telecom Ltd (VTL), to outsource its information technology and managed services in North America for a duration of 7 years in order to reduce the overall cost of its IT platform. VTL will purchase some of the Company's IT equipment at a cost of $3 million. The outsourcing services to VTL are estimated to cost the Company approximately $13 million annually. Both the price of the equipment transferred and the cost of the outsourcing services have been established at fair value. The transfer of the equipment is expected to be completed in August of 2004.

Related Party Transactions ($ millions)

	2004	2003
Three months ended June 30,
Revenues	$12.1	$11.5
Management fees billed by Quebecor Inc.	1.1	1.0
Six months ended June 30,
Revenues	$23.3	$21.1
Management fees billed by Quebecor Inc.	2.1	1.9

Figure 13

OUTSTANDING SHARE DATA

        In accordance with the CSA's National Instrument 51-102, part 5.4, the following figure discloses the Company's outstanding share data as at the latest practicable date:

Outstanding Share Data ($ millions and thousands of shares)

	July 15, 2004
	Issued and outstanding shares	Book value
Equity Multiple Voting Shares	46,987	$93.5
Equity Subordinate Voting Shares	85,449	1,151.8
First Preferred Shares, Series 3	12,000	212.5
First Preferred Shares, Series 4	8,000	130.2
First Preferred Shares, Series 5	7,000	113.9

Figure 14

RISKS AND UNCERTAINTIES

        The Company operates in the printing industry, which has a variety of risk factors and uncertainties. Due to the risks and uncertainties outlined below, the Company's operating environment and financial results may be materially affected.

Seasonality

        The Company's business is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets the Company serves, as well as by local, regional, national and global economic conditions. The operations of the Company's business are seasonal, with approximately two-thirds of historical operating income recognized in the third and fourth quarters of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect the Company's cash flows and results of operations.

Operational Risk

        The industry that the Company operates in is highly competitive in most product categories and geographic regions. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. The Company competes for commercial business not only with large national printers, but also with smaller regional printers. Over the past three years, the printing industry has experienced a reduction in demand for printed materials and it is currently experiencing excess capacity. Furthermore, some of the industries that the Company services have been subject to consolidation efforts, leading to a smaller number of potential customers. Primarily as a result of this excess capacity and customer consolidation, there has been, and may continue to be, downward pricing pressure and increased competition in the printing industry. Any failure by the Company to compete effectively in the markets it serves could have an adverse, material effect on the results of operations, financial condition and cash flows.

        The Company is unable to predict market conditions and only has a limited ability to effect changes in market conditions for printing services. The Company cannot be certain that prices and demand for printing services will not decline from current levels. Changes to the level of supply and demand could cause prices to continue to decline, and prolonged periods of low prices, weak demand and/or excess supply could have a material adverse effect on the Company's business growth, results of operations and liquidity.

Risks associated with Capital Investments

        Because production technologies continue to evolve, the Company must make capital expenditures to maintain its facilities and may be required to make significant capital expenditures to remain technologically and economically competitive. The Company may therefore be required to invest significant capital in improving production technologies. If the Company cannot obtain adequate capital, the operating results and financial condition may be adversely affected.

Environmental Risk

        The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

Labor Agreements

        While relations with employees have been stable to date and there has not been any material disruption in operations resulting from labor disputes, the Company cannot be certain that it will be able to maintain a productive and efficient labor environment. The Company cannot predict the outcome of any future negotiations relating to the renewal of the collective bargaining agreements, nor can it assure with certainty that work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations would not occur. Any strikes or other forms of labor protests in the future could disrupt the Company's operations and may have a material impact on business, financial condition or operating results.

        As at June 30, 2004, the Company had 71 collective bargaining agreements in North America. Of this total, 2 agreements expired during the first six months of 2004 and are still under negotiation. In addition, 13 collective bargaining agreements, covering 1,950 employees, will expire in the second half of 2004. The Company has approximately 28,000 employees in North America. From this number, approximately 9,900 are unionized. Moreover, 87 of the plants and related facilities in North America are non-unionized.

Commodity Risk

        The Company uses paper and ink as its primary raw materials. The price of paper is volatile over time and may cause significant fluctuations in the Company's net sales and cost of sales. The Company uses its purchasing power as one of the major buyers in the printing industry to obtain the best prices, terms, quality control and service. To maximize its purchasing power, the Company also negotiates with a limited number of suppliers. In addition, most of the Company's long-term contracts with its customers include price-adjustment clauses based on the cost of materials. The Company believes that it has adequate allocations with paper and ink suppliers to meet the needs of its customers.

Credit Risk

        The Company estimates that concentrations of credit risk with respect to trade receivables are limited due to its diverse operations and large customer base. The total sales related to the Company's top 100 customers represented approximately 55% of total revenues in 2003.

        As of June 30, 2004, the Company has no significant concentrations of credit risk and believes that the product and geographic diversity of its customer base reduces credit risk, as well as having a positive impact on local markets or product-line demand.

Financial Risk

        The Company is exposed to a number of risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company uses a number of derivative financial instruments to mitigate these risks such as foreign exchange forward contracts and cross currency swaps, interest rate swap agreements and commodity swap agreements. For more information, refer to section: Financial Instruments. The Company has established operating policies and processes, which prohibit the speculative use of financial instruments, document critical transactions and demonstrate the effectiveness of the financial instruments.

ACCOUNTING POLICIES

        The consolidated financial statements have been prepared using the same accounting policies as described in the Company's latest Annual Report with the exception of the following items:

        In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3110, Asset Retirement Obligations, which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal use of the assets. The standard requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standard defines the fair value as the amount at which the liability could be settled in a current transaction between willing parties, other than in a forced or liquidation transaction. An entity is subsequently required to allocate the asset retirement cost and amortize it over its useful life. The Company adopted these new recommendations, as of January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

        In April 2003, the CICA issued Section 3063, Impairment of Long-lived Assets, which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Accounting for the potential impairment of long-lived assets held for use is a two-step process with the first step determining when impairment should be recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. In accordance with the CICA guideline, the Company adopted the new recommendations as of January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

        In June 2003, the CICA issued amendments to Accounting Guideline 13, Hedging Relationships. The amendments clarify certain of the requirements and provide additional implementation guidance related to the identification, designation and documentation of the hedging relationships, and an assessment of their effectiveness. The requirements of the guideline are applicable to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. Retroactive application is not permitted. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationships that do not meet the requirements of the guideline. The Company adopted the new recommendations effective January 1, 2004.The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

        In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles ("Canadian GAAP"), and Section 1400, General Standards of Financial Statement Presentation. These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP, and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company adopted these new recommendations as of January 1, 2004. The effect of adopting the new recommendations did not have an impact on the consolidated financial statements at the initial adoption date.

        In June 2003, the CICA issued Accounting Guideline No 15 ("AcG-15"), Consolidation of Variable Interest Entities, which presents the views of the Accounting Standards Board ("AcSB") on the application of consolidation principles on variable interest entities ("VIEs"). An entity is a VIE when its total equity investment is not sufficient to permit the entity to finance its activities without financial support from other parties or when the equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns. AcG-15 provides guidance in identifying VIEs and in determining whether consolidation is required. The guideline is expected to be effective for annual and interim periods beginning on or after November 1, 2004. The Company does not anticipate early adoption and is currently evaluating the impact of applying this guideline on its consolidated financial statements.

        In November 2003, the AcSB approved a revision to Section 3860, Financial Instruments — Disclosure and Presentation that would require for certain obligations that must, or could be settled through delivery of an entity's own equity instruments to be presented as liabilities. This revision is effective for fiscal years beginning on or after November 1, 2004. The Company will implement this in its 2005 fiscal year and does not expect any impact on its consolidated financial statements.

        In January 2004, the Emerging Issues Committee released Abstracts ("EIC-144"), Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor. This abstract addresses how a customer or reseller of a vendor's products should account for consideration received from a vendor. It requires that any cash consideration received from the vendor be considered as an adjustment of the prices of a vendor's products and services unless certain conditions are met, in which case it might be either an adjustment to the costs incurred by the reseller or payment for assets or services delivered to the vendor. The income statement classification of the consideration differs depending upon what conclusion is reached. The abstract also addresses the accounting for consideration received by a reseller from a vendor for honoring the vendor's sales incentives offered directly to consumers and whether that consideration should be recorded as a reduction of the cost of the reseller's purchases from the vendor. The Company is currently evaluating the impact of this application on its consolidated financial statements.

        In March 2004, the CICA revised Section 1751, Interim Financial Statements, to include a new requirement to disclose the total benefit cost for the current interim period and fiscal year-to-date. The Company has adopted this requirement and the benefit cost is disclosed in note 12 of the consolidated financial statements.

FORWARD LOOKING STATEMENTS

        Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by competitors and general changes in economic conditions.

On behalf of Management,

Claude Hélie Executive Vice President Chief Financial Officer

Carl Gauvreau Senior Vice President Chief Accounting Officer

Montreal, Canada
July 28, 2004

The Company is a reporting issuer under the securities legislation of all the provinces of Canada and is registered in the United States and it is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: http://www.sedar.com and http://www.sec.gov/edgar.shtml.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Periods ended June 30,
(In millions of US dollars, except per share amounts)
(Unaudited)

		Three months		Six months
	Notes	2004	2003	2004	2003
Revenues		$1,541.4	$1,513.5	$3,094.4	$3,053.1
Operating expenses:
Cost of sales		1,235.3	1,248.4	2,488.4	2,496.6
Selling, general and administrative		113.1	141.0	231.9	276.6
Depreciation and amortization		85.0	85.4	168.1	166.9
Impairment of assets, restructuring and other charges	3	51.7	81.8	56.0	81.8

		1,485.1	1,556.6	2,944.4	3,021.9

Operating income (loss)		56.3	(43.1)	150.0	31.2
Financial expenses	4	32.2	42.0	70.1	84.0

Income (loss) before income taxes		24.1	(85.1)	79.9	(52.8)
Income taxes		6.3	(23.5)	24.9	(16.1)

Income (loss) before minority interest		17.8	(61.6)	55.0	(36.7)
Minority interest		2.5	0.1	3.9	0.5

Net income (loss)		$15.3	$(61.7)	$51.1	$(37.2)
Net income available to holders of preferred shares		8.8	8.8	17.9	17.0

Net income (loss) available to holders of equity shares		$6.5	$(70.5)	$33.2	$(54.2)

Earnings (loss) per share:	11
Basic		$0.05	$(0.51)	$0.25	$(0.39)
Diluted		$0.05	$(0.51)	$0.25	$(0.39)

Average number of equity shares outstanding
(in millions)	11
Basic		132.3	139.0	132.2	140.2
Diluted		132.4	139.0	132.3	140.2

Retained earnings:
Balance, beginning of period		$732.9	$899.9	$723.6	$901.9
Net income (loss)		15.3	(61.7)	51.1	(37.2)
Shares repurchased		—	(39.0)	—	(39.0)
Dividends:
Equity shares		(17.2)	(18.4)	(34.4)	(36.8)
Preferred shares		(8.7)	(9.0)	(18.0)	(17.1)

Balance, end of period		$722.3	$771.8	$722.3	$771.8

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended June 30,
(In millions of US dollars)
(Unaudited)

		Three months		Six months
	Notes	2004	2003	2004	2003
Operating activities:
Net income (loss)		$15.3	$(61.7)	$51.1	$(37.2)
Non-cash items in net income (loss):
Depreciation of property, plant and equipment		84.8	84.8	167.7	165.8
Impairment of assets and non-cash portion of restructuring and other charges	3	40.9	53.4	40.9	53.4
Future income taxes		(12.7)	(36.1)	(2.8)	(31.5)
Amortization of deferred charges		6.5	6.0	12.8	12.4
Loss on extinguishment of long-term debt	7	—	—	2.0	—
Other		4.1	1.8	7.3	3.7
Changes in non-cash balances related to operations:
Trade receivables		45.9	166.0	(18.2)	132.7
Inventories		2.7	21.6	(2.6)	35.8
Trade payables and accrued liabilities		(45.1)	(41.8)	(172.6)	(274.3)
Other current assets and liabilities		29.5	13.2	35.2	(4.9)
Other non-current assets and liabilities		(59.6)	(29.4)	(55.3)	(50.2)

		(26.6)	129.6	(213.5)	(160.9)

Cash provided by operating activities		112.3	177.8	65.5	5.7
Financing activities:
Net change in bank indebtedness		—	0.9	(0.3)	0.8
Net proceeds from issuance of equity shares		3.2	3.7	6.7	7.4
Repurchases of shares for cancellation		—	(173.4)	—	(173.4)
Repayments of long-term debt	7	(11.6)	(6.2)	(48.0)	(13.4)
Net (repayments) borrowings under revolving bank facility and commercial paper		(21.5)	147.8	128.7	427.4
Dividends on equity shares		(17.2)	(18.4)	(34.4)	(36.8)
Dividends on preferred shares		(8.5)	(10.2)	(20.2)	(14.8)
Dividends to minority shareholders		(0.7)	(0.1)	(0.8)	(0.4)

Cash provided by (used in) financing activities		(56.3)	(55.9)	31.7	196.8
Investing activities:
Business acquisitions, net of cash and cash equivalents	5	(1.7)	(4.4)	(2.3)	(7.5)
Additions to property, plant and equipment		(32.9)	(95.9)	(64.9)	(170.0)
Net proceeds from disposal of other assets		0.4	0.6	1.4	1.3
Other		—	(0.8)	—	(0.8)

Cash used in investing activities		(34.2)	(100.5)	(65.8)	(177.0)
Effect of exchange rate changes on cash and cash equivalents		(14.6)	(20.9)	(0.8)	(21.2)

Net increase in cash and cash equivalents		7.2	0.5	30.6	4.3
Cash and cash equivalents, beginning of period		38.5	6.5	15.1	2.7

Cash and cash equivalents, end of period		$45.7	$7.0	$45.7	$7.0

Supplemental cash flow information:
Interest paid		$23.4	$22.8	$65.5	$77.0
Income taxes paid		42.5	2.7	50.3	32.3

See Notes to Consolidated Financial Statements.

21

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

	Notes	June 30, 2004	December 31, 2003	June 30, 2003
		(Unaudited)	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents		$45.7	$15.1	$7.0
Trade receivables		360.0	346.9	356.7
Receivables from related parties		13.9	16.5	10.2
Inventories		398.0	400.1	387.1
Income taxes receivable		7.6	6.2	23.3
Future income taxes		52.0	105.8	27.8
Prepaid expenses		25.1	17.4	27.0

Total current assets		902.3	908.0	839.1
Property, plant and equipment, net	6	2,421.5	2,581.0	2,634.8
Goodwill		2,580.8	2,591.0	2,557.1
Other assets		172.1	176.9	162.2

Total assets		$6,076.7	$6,256.9	$6,193.2

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness		$0.9	$1.3	$1.1
Trade payables		361.6	455.7	343.4
Accrued liabilities		460.0	552.5	483.7
Payables to related parties		0.1	0.1	—
Income and other taxes payable		51.7	61.3	66.7
Future income taxes		6.2	6.2	—
Current portion of long-term debt and convertible notes		12.8	23.9	17.5

Total current liabilities		893.3	1,101.0	912.4
Long-term debt	7	1,953.0	1,874.4	2,120.2
Other liabilities		243.9	237.6	245.0
Future income taxes		355.1	405.1	266.5
Convertible notes	8	111.7	110.7	115.8
Minority interest		26.9	24.7	21.0
Shareholders' equity:
Capital stock	10	1,699.8	1,693.1	1,686.9
Additional paid-in capital		106.7	105.9	103.5
Retained earnings		722.3	723.6	771.8
Translation adjustment		(36.0)	(19.2)	(49.9)

		2,492.8	2,503.4	2,512.3

Total liabilities and shareholders' equity		$6,076.7	$6,256.9	$6,193.2

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended June 30, 2004 and 2003
(Tabular amounts are expressed in millions of US dollars, except for earnings per share amounts and number of shares and options)
(Unaudited)

1.    BASIS OF PRESENTATION

The consolidated financial statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). The same accounting policies as described in the Company's latest Annual Report have been used, with the exception of the new accounting changes described in note 2. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's latest Annual Report.

Seasonality

The operations of the Company's business are seasonal, with approximately two-thirds of operating income historically recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. The results of operations for the interim periods should not be considered indicative of full year results.

Reclassification

Certain reclassifications have been made to prior period's amounts in order to conform with the basis of presentation adopted in the current period.

2.    NEW ACCOUNTING STANDARDS

Asset retirement obligations

In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3110, Asset retirement obligations, which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal use of the assets. The standard requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standard defines the fair value as the amount at which the liability could be settled in a current transaction between willing parties, other than in a forced or liquidation transaction. An entity is subsequently required to allocate the asset retirement cost and amortize it over its useful life. The Company adopted these new recommendations, as of January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

Impairment of long-lived assets

In April 2003, the CICA issued Section 3063, Impairment of Long-lived assets, which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Accounting for the potential impairment of long-lived assets held for use is a two-step process with the first step determining when impairment should be recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. In accordance with the CICA guideline, the Company adopted the new recommendations as of January 1, 2004. The effect of adopting the new recommendations did not have an impact on the consolidated financial statements at the initial adoption date.

Hedging relationships

In June 2003, the CICA issued amendments to Accounting Guideline 13, Hedging relationships. The amendments clarify certain of the requirements and provide additional implementation guidance related to the identification, designation and documentation of the hedging relationships and an assessment of their effectiveness. The requirements of the guideline are applicable to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. Retroactive application is not permitted. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationships that do not meet the requirements of the guideline. The Company adopted the new recommendations effective January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

Generally accepted accounting principles and general standards of financial statement presentation

In July 2003, the CICA issued Section 1100, Generally accepted accounting principles, and Section 1400, general standards of financial statement presentation. These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company adopted these new recommendations as of January 1, 2004. The effect of adopting the new recommendations did not have an impact on the consolidated financial statements at the initial adoption date.

3.    IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES

During the second quarter of 2004, the Company recorded an impairment of assets, restructuring and other charges of $51.7 million. Non-cash items amounted to $40.9 million and cash items to $10.8 million. The cash portion was made up of an $11.2 million charge related to new initiatives and a $0.4 million net reversal of prior years' initiatives. For the six-month period ended June 30, 2004, the Company recorded an impairment of assets, restructuring and other charges of $56.0 million, composed of non-cash items of $40.9 million and cash items of $15.1 million.

2004 initiatives

During the second quarter of 2004, the Company approved other restructuring initiatives to improve asset utilization and enhance efficiency. The restructuring initiatives included the closure of the Effingham, Illinois facility in the Magazine platform, an important downsizing at the Kingsport, Tennessee facility in the Book platform and other workforce reductions across the Company. The total cost of these initiatives was estimated at $59.2 million, of which $52.1 million was recorded in the second quarter and $7.1 million remains to be booked over the remainder of fiscal year 2004 and fiscal year 2005, when the liability related to the initiatives will have been contracted. These costs exclude a pension obligation related to the Effingham multiemployer benefit plan that could not be reasonably estimated at this time. Further information should become available over the next few months, which will allow the Company to measure and recognize this pension obligation. Of the $52.1 million booked in the second quarter of 2004, $40.9 million was for non-cash items and $11.2 million was for cash items. The $40.9 million non-cash portion, essentially in North America, included $31.9 million for impairment of long-lived assets, $8.0 million related to pension obligations and $1.0 million of impairment of other assets. The impairment of long-lived assets has been calculated as the excess of the carrying amount of an asset over its fair value, based on quoted market prices when available, or on the expected present value of future cash flows approach. The $11.2 million cash portion, mostly related to workforce reduction, included $10.2 million for North America, $0.5 million for Europe and $0.5 million for Latin America. The second quarter restructuring initiatives affected 1,363 employees in total, however the Company estimated that 457 new jobs will be created in other facilities. In summary, 258 employee positions have been eliminated and 1,105 will be eliminated before December 31, 2004.

In the first quarter of 2004, the Company initiated restructuring initiatives and recorded cash restructuring and other charges of $4.3 million. This was made up of a $0.7 million net reversal of prior years' initiatives and $5.0 million for workforce reduction, of which $3.9 million was for North America, $0.6 million for Europe and $0.3 million for Latin America. Under these initiatives, 356 employee positions have been eliminated and 3 still remain to come.

Prior years' initiatives

During the second quarter, the execution of the prior year's initiatives resulted in a net reversal of $0.4 million comprised of a cash overspending of $2.6 million and a $3.0 million reversal of prior year restructuring and other charges. The net reversal of $0.4 million was essentially explained by the cancellation of the termination of 8 employee positions. In the first quarter, the net reversal of $0.7 million was mainly related to the cancellation of the termination of 48 employee positions and was made up of a cash overspending of $1.3 million and a $2.0 million reversal of prior years' restructuring charges. Under these initiatives, 6,163 employee positions have been eliminated as at June 30, 2004 and 37, will be eliminated during the second half of 2004, including 26 terminations in Europe to be completed when all the legal procedures and requirements are met.

Continuity of the reserve for restructuring and other charges

As at January 1, 2004, the balance of the restructuring reserve was $45.8 million. This amount related mostly to the workforce reduction across the platform and lease and facility carrying costs. The Company utilized $24.7 million of the current and prior years' restructuring and other charges reserves during the six-month period ended June 30, 2004.

The following table sets forth the Company's 2004 restructuring reserve and activities against the reserves carried forward from 2003:

	Restructuring charges	Other charges	Total
Balance as at December 31, 2003	$44.6	$1.2	$45.8
Overspending of 2001-2003 initiatives	3.9	—	3.9
Reversal of previous years' reserves	(5.0)	—	(5.0)
New initiatives in 2004
March 31	5.0	—	5.0
June 30	11.2	—	11.2
Reserve utilized in 2004	(24.2)	(0.5)	(24.7)
Foreign currency changes	(0.4)	—	(0.4)

Balance as at June 30, 2004	$35.1	$0.7	$35.8

The utilization of the reserve is estimated to be as follows:

	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total
Remainder of 2004	$16.8	$5.0	$21.8
2005	1.0	5.0	6.0
2006	—	3.2	3.2
2007	—	2.5	2.5
2008	—	1.6	1.6
2009 and thereafter	—	0.7	0.7

	$17.8	$18.0	$35.8

4.    FINANCIAL EXPENSES

		Three months		Six months
	Note	2004	2003	2004	2003
Interest on long-term debt and convertible notes		$30.5	$37.2	$63.6	$74.8
Interest on short-term debt		1.4	2.5	3.3	4.8
Amortization of deferred financing costs		1.0	0.9	1.8	1.8
Exchange (gain) losses		(0.2)	2.3	0.2	3.9
Loss on extinguishment of long-term debt	7	—	—	2.0	—

		32.7	42.9	70.9	85.3
Interest capitalized to the cost of equipment		(0.5)	(0.9)	(0.8)	(1.3)

		$32.2	$42.0	$70.1	$84.0

5.    BUSINESS ACQUISITIONS

In March 2004, the Company acquired a minority interest in its North American operations for a cash consideration of $0.6 million, of which $0.4 million has been recorded in goodwill.

In April 2004, the Company acquired a minority interest in its Spanish operations for a cash consideration of $1.7 million, of which $1.5 million has been recorded in goodwill.

6.    GOODWILL

The changes in the carrying amount of goodwill for the six-month period ended June 30, 2004 are as follows:

	North America	Europe	Latin America	Total
Balance as at December 31, 2003	$2,192.2	$391.1	$7.7	$2,591.0
Goodwill acquired during the period	0.4	1.5	—	1.9
Foreign currency changes	(1.4)	(10.9)	0.2	(12.1)

Balance as at June 30, 2004	$2,191.2	$381.7	$7.9	$2,580.8

7.    LONG-TERM DEBT

In February 2004, the Company redeemed all of the 7.75% senior notes callable on or after February 15, 2004 that were not tendered in November 2003, for a total cash consideration of $32.5 million. This extinguishment of long-term debt resulted in a loss of $2.0 million, consisting of premium paid and write-off of discounts and deferred costs.

During the first quarter, the Company discontinued its Canadian Commercial paper program. As at December 31, 2003, Cdn $0.4 million ($0.3 million) was outstanding under the program.

8.    CONVERTIBLE NOTES

In May 2004, the Company repaid the $6 million of the 7.00% convertible subordinate debentures at maturity.

9.    STOCK-BASED COMPENSATION

The Company uses the fair value based method of accounting for stock options granted to employees on or after January 1, 2003, and compensation cost is charged against income. However, prior to January 1, 2003, the Company used the settlement based method for its stock-based compensation plans. Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002 under all plans, the Company's pro forma net income, earnings per share and diluted earnings per share would have been as presented in the table below.

	Three months		Six months
	2004	2003	2004	2003
Pro forma net income (loss)	$15.2	$(61.9)	$50.9	$(37.6)
Pro forma earnings (loss) per share:
Basic	$0.05	$(0.51)	$0.25	$(0.39)
Diluted	$0.05	$(0.51)	$0.25	$(0.39)

The pro forma disclosure omits the effect of awards granted before January 1, 2002. These pro forma amounts include a compensation cost calculated using the Black-Scholes option pricing model with the following assumptions:

Weighted-average grant date fair value of options	$4.83
Assumptions:
Risk-free interest rate	4.48% – 5.07%
Dividend yield	2%
Expected volatility	25%
Expected life	7 years

The following table summarizes information about stock options:

	June 30, 2004	December 31, 2003
Number of stock options at the end of the period (in thousands):
Outstanding	4,551.6	3,699.1
Exercisable	2,229.0	1,939.5

10.    CAPITAL STOCK

	June 30, 2004		December 31, 2003
	Number	Amount	Number	Amount	Convertible into
(Thousands of shares)
Multiple voting shares	46,987	$93.5	46,987	$93.5	Subordinate shares
Subordinate voting shares	85,334	1,149.7	84,964	1,143.0	n/a
Redeemable first preferred shares:
Series 3	12,000	212.5	12,000	212.5	Series 2 preferred shares(1)
Series 4	8,000	130.2	8,000	130.2	Subordinate share(1)
Series 5	7,000	113.9	7,000	113.9	Subordinate share(1)

	27,000	456.6	27,000	456.6

Total capital stock		$1,699.8		$1,693.1

(1)
Under certain conditions

11.    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three months		Six months
	2004	2003	2004	2003
Net income (loss) available to holders of equity shares	$6.5	$(70.5)	$33.2	$(54.2)

(In millions)
Weighted-average number of equity shares outstanding	132.3	139.0	132.2	140.2
Effect of dilutive stock options	0.1	—	0.1	—

Weighted-average number of diluted equity shares outstanding	132.4	139.0	132.3	140.2

Earnings (loss) per share:
Basic	$0.05	$(0.51)	$0.25	$(0.39)
Diluted	$0.05	$(0.51)	$0.25	$(0.39)

For the three months and six months of 2004, diluted earnings per share do not include the effects of the convertible notes, as the effect of their inclusion is anti-dilutive. For the three months and six months of 2003, loss per share do not include the effects of the convertible notes and the stock options outstanding, as the effect of their inclusion is anti-dilutive.

12.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The following table presents the Company's pension and other postretirement benefit costs:

	Three months		Six months
	2004	2003	2004	2003
Pension benefits	$22.1	$13.7	$33.0	$27.2
Postretirement benefits	2.2	2.0	4.5	3.8

Total periodic benefit cost	$24.3	$15.7	$37.5	$31.0

The 2004 pension benefits costs included an $8 million pension obligation related to a plant restructuring, as described in note 3.

13.    SEGMENT DISCLOSURE

The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income before restructuring and other charges. These segments are managed separately since they all require specific market strategies. The following is a summary of the segmented information:

	North America	Europe	Latin America	Other	Inter- Segment	Total
Three months ended June 30,
2004
Revenues	$1,188.1	$309.7	$44.4	$0.2	$(1.0)	$1,541.4
Impairment of assets, restructuring and other charges	48.9	2.3	0.4	0.1	—	51.7
Operating income (loss)	46.6	10.1	1.4	(1.8)	—	56.3
2003
Revenues	$1,195.2	$274.3	$43.7	$—	$0.3	$1,513.5
Impairment of assets, restructuring and other charges	58.1	13.2	9.6	0.9	—	81.8
Operating loss	(14.8)	(11.3)	(13.1)	(3.9)	—	(43.1)
Six months ended June 30,
2004
Revenues	$2,380.5	$625.1	$91.2	$0.2	$(2.6)	$3,094.4
Impairment of assets, restructuring and other charges	52.2	2.9	0.6	0.3	—	56.0
Operating income (loss)	130.3	21.4	1.4	(3.1)	—	150.0
2003
Revenues	$2,425.6	$537.9	$88.8	$0.1	$0.7	$3,053.1
Impairment of assets, restructuring and other charges	58.1	13.2	9.6	0.9	—	81.8
Operating income (loss)	66.5	(13.2)	(15.0)	(7.1)	—	31.2

14.    SUBSEQUENT EVENT

The 6.50% senior debentures due 2027 are redeemable at the option of the holders at par value on August 1, 2004. Out of a total principal amount of $150 million, $147 million senior debentures have been tendered.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor World Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Quebecor World Inc., (the issuer) for the interim period ending June 30, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material aspects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

  Date: July 28, 2004

    /s/Pierre Karl Péladeau

  Pierre Karl Péladeau
  President and Chief Executive Officer

  FORM 52-109FT2

  CERTIFICATION OF INTERIM FILINGS

  DURING TRANSITION PERIOD

  I, Claude Hélie, Executive Vice President and Chief Financial Officer of Quebecor World Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Quebecor World Inc., (the issuer) for the interim period ending June 30, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material aspects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 28, 2004

  /s/Claude Hélie

Claude Hélie
Executive Vice President and
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Raynald Lecavalier

Name:   Raynald Lecavalier
Title:     Vice President, Corporate General Counsel and Secretary

Date: July 28, 2004

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Financial Highlights
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Consolidated Statements of Income and Retained Earnings
Consolidated Statements of Cash Flows
Consolidated Balance Sheets
Notes to Consolidated Financial Statements